UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-17119
                                                          CUSIP Number 00105V105

(Check One): [ ] Form 10-K  [ ]Form 20-F [ ]Form 11-K [X]Form 10-Q [ ]Form N-SAR
                                                      -------------
         For Period Ended:   March 31, 2002
                             -----------------

                  [   ]  Transition Report on Form 10-K
                  [   ]  Transition Report on Form 20-F
                  [   ]  Transition Report on Form 11-K
                  [   ]  Transition Report on Form 10-Q
                  [   ]  Transition Report on Form N-SAR


Read instruction (on back page) Before Preparing Form.  Please Print or Type.


Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.



If the notification relates to a portion of the filing checked above, identify the items to which the notification relates.


PART I - REGISTRANT INFORMATION

A-Fem Medical Corporation
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Full Name of Registrant

Former Name if Applicable

10180 SW Nimbus Ave., Suite J5
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Address of Principal Executive Officer (Street and Number)

Portland, OR  97223
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

   |X|       (b)    The subject annual report, semi-annual report,
                    transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form
                    N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed)

The Company is negotiating the sale of equity securities to provide needed additional capital to fund the Company operations. Due to the timing of these negotiations and other matters occuring in the ordinary course of its business, the Company did not have sufficient personnel or resources to assemble information to file its Form 10-QSB for the quarter ended March 31, 2002 within the required 45 day period.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              Martin Harvey                  (503)            968-8800
            ------------------            -----------    ------------------
                  (Name)                  (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).
                                            [X] Yes        [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                            [ ] Yes        [X] No


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                            A-Fem Medical Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  May 16, 2002                     By  /s/STEVEN T. FRANKEL
      -----------------                     -------------------------
                                        Steven T. Frankel
                                        President and Chief Executive Officer